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August 31, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 4720

Washington, D.C. 20549

Re:	Athene Holding Ltd.
Registration Statement on Form S-1
File No. 333-211243

Dear Ms. Hayes:

On behalf of Athene Holding Ltd. (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) is Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-211243, of the Registrant (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated July 15, 2016 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Comment Letter or Registration Statement, as applicable.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Suzanne Hayes

August 31, 2016

Compensation of Executive Officers and Directors, page 219

2015 Compensation Decisions, page 225

1.	We note your response to our prior comments 11 and 12, however we continue to believe that you should disclose performance targets for completed fiscal years that are based on metrics derived from your financial statements, such as operating income and operating return on equity. Please revise your disclosure to quantify these performance targets, including threshold, target, maximum and actual figures as applicable. For qualitative performance measures, such as “continuing to build a cohesive management team,” please disclose the actual percentage paid out. Please also disclose how the company determined the amount to be paid out in common shares versus cash.

The Registrant has revised the disclosure on page 220 and pages 225 through 226 of the Registration Statement to comply with the Staff’s comment to disclose applicable performance measures, whether such measures were achieved and payouts.

Tax Considerations, page 284

2.	We note that the discussion in this section is the opinion of counsel. Please revise this section to clearly identify and articulate counsel’s opinion on each material federal tax consequence. Please remove language qualifying the opinion of counsel, such as “generally,” or “should,” or “may.” To the extent counsel cannot opine on a material tax consequence, please revise to state this fact clearly, provide the reason for the inability to opine, and discuss the possible alternatives and risks to investors. Refer to Staff Legal Bulletin No. 19. Please similarly revise your discussion of the material tax consequences of the transaction in your summary and risk factors.

In response to the Staff’s comment, the Registrant has amended the Tax Considerations section to make clear that the subject “we” is used only when expressing the views of management, and not also to make a statement of law or draw a legal conclusion. As the section indicates at the outset that the “statements of law or legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of the Registrant’s counsel, Sidley Austin LLP,” the reader will be able to discern readily the difference between counsel’s opinion and management’s views. In addition, with respect to those matters on which counsel is unable to opine, the revised section provides additional disclosure about the reason for this fact, as well as possible alternatives and risks to investors. The Registrant has also made corresponding changes to the summary of material tax consequences and risk factors.

Ms. Suzanne Hayes

August 31, 2016

Exhibits

3.	We note your response to our prior comment 18. Please provide analysis specific to each agreement as to why it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Registrant will file as exhibits to the Registration Statement the Master Sub-Advisory Agreements discussed on page 249 of the Registration Statement and the purchase agreements with AAM discussed on page 255 of the Registration Statement.

The Registrant continues to believe that the other agreements referred to in the Staff’s comment are not material in either amount or significance and as a result should not be required to be filed pursuant to Item 601(b)(10). Specifically with respect to the following agreements, the Registrant does not believe such agreements are required to be filed for the following reasons:

•	The investment management and advisory agreements: As noted in the Registrant’s response letter of July 1, 2016, while the Registrant’s investments are a significant and material part of its business, no single investment management or advisory agreement is, by itself, material to an investor. In addition, the terms of the fees paid by the Registrant for the services provided under such investment management agreements are contained in the Fourth Amended and Restated Fee Agreement which will be filed as Exhibit 10.7 to the Registration Statement.

•	The subordinated debt facility with MidCap Financial: This debt facility is not a financing to enable the Registrant to operate its business but is one of the Registrant’s numerous fixed income investments and part of its overall investment portfolio. This debt facility is an asset of the Registrant and as such, the Registrant reflects the facility on its balance sheet as part of its investment in related parties. The Registrant’s overall equity and debt investment in MidCap is significant, but the subordinated debt facility is not nor is it material to the Registrant with the principal amount of such facility being a relatively small amount compared to the total assets of the Registrant and the income related to such facility being immaterial to the total net income of the Registrant; and

•

The repurchase agreements: The repurchase agreements are uncommitted facilities with no current balances outstanding. Accordingly, such repurchase agreements, either collectively or individually, are not material in amount or significance to the Registrant. Further, the repurchase agreements referenced as part of the Registrant’s investments in CMBS are leverage used by each CMBS

Ms. Suzanne Hayes

August 31, 2016

issuer to acquire commercial mortgages. The Registrant is an investor in CMBS, including in equity of such issuers and although due to such investments the CMBS issuers are consolidated VIE of the Registrant, the repurchase agreements of such CMBS issuers are not obligations of the Registrant, are not recourse to the Registrant and are not financings of the Registrant. These repurchase agreements are also not material in amount or significance to the balance sheet or income statement of the Registrant.

*  *  *  *  *  *  *

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	Josh Samples (SEC)

Erin Jaskot (SEC)

Bonnie Baynes (SEC)

Sharon Blume (SEC)

James R. Belardi (Athene Holding Ltd.)

John Golden (Athene Holding Ltd.)

Perry J. Shwachman (Sidley Austin LLP)